# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Borr Drilling Limited, CIK 0001715497
CUSIP: G1466R173
Title of class of securities: Common Shares
Address of issuer's principal executive offices: S. E. Pearman Building, 2nd Floor 9 Par-la-Ville Road, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0002011074
Persons authorized to receive notices and communications: Erling Lind, Lochenveien 2, Oslo, Norway (Q8), 0286, 47 90 91 23 95

## Reporting persons
- Drew Holdings Ltd. (CIK 0002011074): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 37,367,808; sole dispositive power 0; shared dispositive power 37,367,808; aggregate amount beneficially owned 37,367,808 (12.2% of the class)
  Comment: The 37,367,808 common shares of Borr Drilling Limited owned by Drew Holdings Ltd. may be deemed to be beneficially owned by Mr. Tor Olav Troim.
- Tor Olav Troim (CIK 0001709630): type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); source of funds: working capital (WC); sole voting power 0; shared voting power 37,367,808; sole dispositive power 0; shared dispositive power 37,367,808; aggregate amount beneficially owned 37,367,808 (12.2% of the class)
  Comment: The 37,367,808 common shares of Borr Drilling Limited owned by Drew Holdings Ltd. may be deemed to be beneficially owned by Mr. Tor Olav Troim.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Borr Drilling Limited
Address of issuer's principal executive offices: S. E. Pearman Building, 2nd Floor 9 Par-la-Ville Road, Hamilton, Bermuda (D0), HM11
Comment: Drew Holdings Ltd. previously reported its beneficial ownership of the common shares, $0.10 par value per share (the "Common Shares"), of Borr Drilling Limited (the "Issuer") on a Schedule 13G, with its most recent filing, a Schedule 13G/A, filed on August 5, 2026. This Schedule 13D is being filed pursuant to 15 U.S.C. 78m(d)(6)(B) to report that Drew Holdings Ltd. has acquired more than two percent of the Issuer's shares of Common Shares outstanding in the preceding twelve months.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by Drew Holdings Ltd. and Mr. Tor Olav Troim (collectively the "Reporting Persons").
Mr. Tor Olav Troim is the sole shareholder of Drew Holdings Ltd.
Residence or business address: The address of the principal place of business of Drew Holdings Ltd. is as follows: 19 Par-la-Ville Road, 1st Floor, Hamilton HM 11, Bermuda. The address of the principal place of business of Mr. Tor Olav Troim is as follows: c/o Drew Holdings Ltd., 19 Par-la-Ville Road, 1st Floor, Hamilton HM 11, Bermuda.
Present principal occupation or employment:
The principal business of Drew Holdings Ltd. is acting as a company that holds various assets for the benefit of its shareholder. Mr. Tor Olav Troim is a director of the Issuer, an international jackup drilling contractor.
The addresses of the Reporting Persons' principal offices are set forth in paragraph (b) of this item.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Drew Holdings Ltd. is incorporated under the laws of Bermuda. Mr. Tor Olav Troim is a citizen of Norway.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons purchased their shares with working capital.
Mr. Tor Olav Troim received 54,545 shares as compensatory equity awards in connection with his service as a director of the Issuer. No funds or other consideration were used.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Shares for investment or other purposes, from working capital and as disclosed in Item 3, which is incorporated by reference. The Reporting Persons intend to evaluate their investment in the Common Shares on a continual basis.
The Reporting Persons may, from time to time: (i) acquire additional shares of Common Shares and/or other securities of the Issuer; (ii) retain or sell all or a portion of the shares of Common Shares and/or other securities of the Issuer held by the Reporting Persons; (iii) engage in any other hedging or similar transactions with respect to the shares of Common Shares and/or other securities of the Issuer; and/or (iv) distribute the Common Shares held by the Reporting Persons to other entities.
Mr. Tor Olav Troim serves as a director of the Issuer, and, in such capacity, may participate in discussions regarding every aspect of the Issuer's governance, management, and operations, including activities that may relate to actions enumerated in Item 4 of Schedule 13D, whether with management, other directors, investors, advisers, and other persons.
The Reporting Persons may review or reconsider their position, change their purpose, and/or formulate plans or proposals related to actions enumerated in Item 4 of Schedule 13D depending upon the Reporting Persons' review of several factors, including, among others, the price levels of the Common Shares, general market and economic conditions, ongoing evaluations of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons' need for liquidity, and other future developments and factors deemed relevant.
The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 11 and 13 of the cover page to this Schedule 13D for the number of shares of Common Shares and percentage of Common Shares beneficially owned by the Reporting Persons. The percentage is calculated out of 307,391,018 shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Shares beneficially owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Except as set forth below, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

Drew Holdings Ltd. engaged in the following purchases of shares of Common Shares in the past sixty days in the open market:
- 2,500,000 shares on October 9, 2026, at an average price of USD $4.7374 per share.
- 1,250,000 shares on October 7, 2026, at an average price of USD $4.3122 per share.
- 1,500,000 shares on October 6, 2026, at an average price of USD $4.2428 per share.
- 1,500,000 shares on October 5, 2026, at an average price of USD $4.1314 per share.
- 150,000 shares on September 17, 2026, at an average price of USD $4.3795 per share.
- 1,000,000 shares on September 16, 2026, at an average price of USD $4.2995 per share.
- 200,000 shares on August 24, 2026, at an average price of USD $4.3731 per share.
- 500,000 shares on August 14, 2026, at an average price of USD $4.3868 per share.
- 1,500,000 shares on August 13, 2026, at an average price of USD $4.0245 per share.
The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of securities purchased at each separate price.

Mr. Tor Olav Troim transferred 81,867 shares to Drew Holdings Ltd. on October 9, 2026.

Mr. Tor Olav Troim received 54,545 shares as compensatory equity awards in connection with his service as a director of the Issuer that vested on September 30, 2026. No funds or other consideration were used.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Tor Olav Troim receives compensatory equity awards, pursuant to the Issuer's Long-Term Incentive Plan, in connection with his service as a director of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement

## Signatures
- Drew Holdings Ltd.: /s/ Erling Lind, Erling Lind / Director (10/13/2026)
- Tor Olav Troim: /s/ Tor Olav Troim, Tor Olav Troim (10/13/2026)